UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        PENN TREATY AMERICAN CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    707874103
                                 (CUSIP Number)


Alan S. Parsow                  with a copy to   David L. Hefflinger
General Partner                                  McGrath North Mullin
Elkhorn Partners Limited Partnership              & Kratz, PC LLO
2222 Skyline Drive                               Suite 3700 First National Tower
Elkhorn, NE  68022                               Omaha, NE 68102
(402) 289-3217                                   (402) 341-3070

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                October 13, 2005
             (Date of Event which Required Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 707874103                       13D                 Page 2 of 3 Pages

     1.   Name of Reporting Person
          SS or IRS Identification Number of Above Person

          Elkhorn Partners Limited Partnership / 47-0721875

     2.   Check the Appropriate Box if a Member of a Group

          /X/      (a)             / /      (b)

     3.   SEC Use Only

     4.   Source of Funds

          WC

     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          / /

     6.   Citizenship or Place of Organization

          Nebraska

                                          7. Sole Voting Power

                                             1,452,529 Shares
                  Number of
                  Shares                  8. Shared Voting Power
                  Beneficially
                  Owned by                   0
                  Reporting
                  Person                  9. Sole Dispositive Power
                  With
                                             1,452,529 Shares

                                         10. Shared Dispositive Power

                                             0

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          1,452,529 Shares

     12.  Check Box if Aggregate Amount in Row 11 Excludes Certain Shares

          / /

     13.  Percent of Class Represented by Amount in Row 11

          Approximately 9.7% of voting securities

     14.  Type of Reporting Person

          PN

CUSIP NO. 707874103                    13D                    Page 3 of 3 Pages



         Elkhorn Partners Limited Partnership (the "Partnership") makes this filing to amend certain information previously reported by the Partnership. This filing constitutes Amendment No. 1 to the Schedule 13D of the Partnership. The Partnership amends such prior Schedule 13D reports with respect to the common stock of Penn Treaty American Corporation ("Penn Treaty") by adding the following information to the item indicated:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)(b) As of October 13, 2005, the Partnership owns 1,452,529 shares of Penn Treaty common stock, which includes 536,100 shares of Penn Treaty common stock and 916,429 shares of Penn Treaty common stock issuable upon conversion of the Penn Treaty convertible subordinated notes held by the Partnership. The Penn Treaty Form 10-Q for the quarter ended June 30, 2005 reported that there were outstanding 15,001,164 shares of Penn Treaty common stock as of September 22, 2005. Based on this number and conversion of the Penn Treaty convertible subordinated notes held by the Partnership, the Partnership owns approximately 9.7% of the Penn Treaty common stock.

         (c) Since September 28, 2005, the Partnership purchased 43,800 shares of Penn Treaty common stock, in open market transactions, at prices ranging from $8.00 to $8.58 per share.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

         DATED:  October 14, 2005


Elkhorn Partners Limited Partnership


By:   /s/ Alan S. Parsow
      Alan S. Parsow
      General Partner